UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13G
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                        Under the Securities Act of 1934
                               (Amendment No. 5 )




                            INTRANET SOLUTIONS, INC.
                      ------------------------------------
                                (Name of Issuer)



                          Common Stock, $.01 par value
                      ------------------------------------
                         (Title of Class of Securities)




                                   460939 30 9
                       -----------------------------------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement /No fee/

Cusip No. 460939 30 9                                          Page 2 of 4 Pages



Row 1.: Equitex, Inc.
        84-0905189

Row 2.: (a) / /
        (b) / /

Row 3.: SEC USE ONLY

Row 4.: Delaware Corporation

Row 5.: 473,250

Row 6.: None

Row 7.: 473,250

Row 8.: None

Row 9.: 473,250

Row 10.: / /

Row 11.: 6.0%

Row 12.: CO

Cusip No. 460939 30 9                                          Page 3 of 4 Pages


Item 1.
       (a) IntraNet Solutions, Inc.
       (b) 9625 West 76th Street, Suite 150
           Eden Prarie, Minnesota 55344

Item 2.
       (a) Equitex, Inc.
       (b) 7315 E. Peakview Avenue
           Englewood, Colorado 80111
       (c) Delaware Corporation
       (d) Common Stock, $.01 Par Value
       (e) 460939 30 9

Item 3. If this Statement Is Filed Pursuant to Rule 13d-1(b), or
        13d-2(b), Check Whether the Person Filing Is A:
          Not applicable

Item 4. Ownership

       (a) 473,250
       (b) 6.0%
       (c) (i)   473,250
           (ii)  -0-
           (iii) 473,250
           (iv)  -0-

Item 5. Ownership of Five Percent or less of a Class:
          Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
          Not applicable

Item 7. Identification and Classification of the Subsidiary Which
        Acquired the Security Being Reported on by the Parent Holding Company:
          Not applicable

Item 8. Identification and Classification of Members of the Group:
          Not applicable

Item 9. Notice of Dissolution of Group:
          Not applicable

Item 10. Certification:
          Not applicable

Cusip No. 460939 30 9                                          Page 4 of 4 Pages



                                    Signature
                                    ---------


     After Reasonable Inquiry, and to the Best of My Knowledge and Belief, I Certify That the Information Set Forth in this Statement Is True, Complete and Correct.


                                       Equitex, Inc.




Dated: February 17, 1998 as
       of December 31, 1997            By /S/ THOMAS B. OLSON
                                          --------------------------
                                          Thomas B. Olson, Secretary